UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (the “Amendment”) is being filed by the Ameren Corporation Savings Investment Plan (the “Plan”) to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission on June 15, 2018 (the “Original Filing”). The sole purpose of this Amendment is to include Schedule G Part III - Nonexempt Transactions and update the Report of Independent Registered Public Accounting Firm dated June 15, 2018. The Report of Independent Registered Public Accounting Firm included in the Amendment is dated June 15, 2018, except for Schedule G, as to which the date is October 27, 2023. Other than the revisions to Schedule G Part III and the Report of Independent Registered Public Accounting Firm, no other items included in the Original Filing, including financial statements and footnotes, have been amended. Further, the Amendment does not purport to provide an update or a discussion of any other developments with respect to the Plan subsequent to the filing date of the Original Filing.

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 15, 2018, except for supplemental Schedule G, Part III - Schedule of Nonexempt Transactions, as to which the date is October 27, 2023.

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$2,103,516,154	$1,794,642,191
Investments, at contract value	281,815,710	299,821,780

Total investments	2,385,331,864	2,094,463,971

Cash	3,324,143	1,807,150

Receivables
Notes receivable from participants	35,190,999	34,530,404
Participant contributions	519,393	1,078,010
Employer contributions	158,771	322,437
Dividends and interest	515,423	458,599
Due from brokers for securities sold	28,383,718	6,534,911

Total receivables	64,768,304	42,924,361

Total assets	2,453,424,311	2,139,195,482

Liabilities
Accrued expenses	581,193	340,926
Due to brokers for securities purchased	35,116,737	14,236,300

Total liabilities	35,697,930	14,577,226

Net assets available for benefits	$2,417,726,381	$2,124,618,256

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions:
Investment income
Interest and dividends	$31,373,733	$22,418,798
Net appreciation in fair value of investments	310,691,227	157,034,429

Total investment income	342,064,960	179,453,227

Interest on notes receivable from participants	1,462,340	1,390,534
Participant contributions	85,553,891	83,371,122
Employer contributions	30,195,212	29,197,593

Total additions	459,276,403	293,412,476

Deductions:
Benefits paid to participants	162,432,457	131,144,664
Administrative expenses	3,735,821	3,600,394

Total deductions	166,168,278	134,745,058

Net increase	293,108,125	158,667,418

Net assets available for benefits
Beginning of year	2,124,618,256	1,965,950,838

End of year	$2,417,726,381	$2,124,618,256

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $6,000 in 2017 and 2016, as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2017 and 2016, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2017 and 2016. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 12% and 13% of investments at December 31, 2017 and December 31, 2016, respectively.

3.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2017 or 2016.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2017.

•

Margin deposit account: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•

U.S. government securities and corporate debt securities: Valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•

Other debt securities includes non-U.S. government debt securities, municipal securities, mortgage and asset-backed securities, and derivatives: Non-U.S. government debt securities, municipal securities, and mortgage and asset-backed securities are valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The fair values of exchange-traded derivatives are based upon quoted market prices (Level 1 inputs). The fair values of derivatives that are not traded on an exchange are based upon valuation models using observable market data as of the measurement date (Level 2 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV as a practical expedient.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2017:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Margin deposit account	$—	$66,700	$—	$66,700
Common stocks-Plan sponsor stock	283,192,998	—	—	283,192,998
Common stocks-other than Plan sponsor stock	254,470,852	—	—	254,470,852
U.S. Government securities	—	20,120,627	—	20,120,627
Corporate debt securities	—	29,168,729	—	29,168,729
Other debt securities	6,742	13,292,371	—	13,299,113
Collective trust funds	—	—	1,319,699,694	1,319,699,694
Mutual funds	183,498,080	—	—	183,498,080
Liabilities
Other debt securities	—	(639)	—	(639)

Total assets reported at fair value	$721,168,672	$62,647,788	$1,319,699,694	$2,103,516,154

(a)

In accordance with ASU 2015-07, certain investments measured at net asset value (NAV) per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2016:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value (a)	Total
Assets
Margin deposit account	$—	$100,200	$—	$100,200
Common stocks-Plan sponsor stock	268,844,805	—	—	268,844,805
Common stocks-other than Plan sponsor stock	223,472,836	—	—	223,472,836
U.S. Government securities	—	14,157,327	—	14,157,327
Corporate debt securities	—	25,756,145	—	25,756,145
Other debt securities	1,500	5,517,816	—	5,519,316
Collective trust funds	—	—	1,088,860,727	1,088,860,727
Mutual funds	167,941,974	—	—	167,941,974
Liabilities
Other debt securities	(9,930)	(1,209)	—	(11,139)

Total assets reported at fair value	$660,251,185	$45,530,279	$1,088,860,727	$1,794,642,191

(a)

In accordance with ASU 2015-07, certain investments measured at net asset value (NAV) per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in a money market mutual fund, and (2) a portfolio of synthetic investment contracts, valued at $281,815,710 and $299,821,780 at December 31, 2017 and December 31, 2016, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts are issued by the following insurance companies:

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

The underlying investments of the AGL, Prudential, and Voya contracts are holdings in collective trust funds. The underlying investments of the Mass Mutual and Met Life contracts are holdings in portfolios of fixed income securities, which are segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account GIC owners.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The investment contracts include wrapper contracts, which are agreements for the wrap issuer to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The contracts are designed to accrue interest based on crediting rates established by the contract issuers, and also provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the account’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the investment, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the interests in the account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant not to invest in the investment option;

•	the addition of an Asset Allocation or Managed Account service without prior approval, or a material change in an existing program;

•	the distribution of a prohibited communication.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the Participants.

These contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination. In addition, if the Company defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2017, the Plan held 4,800,695 shares of Company common stock with a cost and fair value of $194,108,887 and $283,192,998, respectively. During 2017, the Plan purchased 734,900 shares at a cost of $41,768,247 and sold 1,058,963 shares valued at $59,847,989.

At December 31, 2016, the Plan held 5,124,758 shares of Company common stock with a cost and fair value of $193,417,367 and $268,844,805, respectively. During 2016, the Plan purchased 772,300 shares at a cost of $37,758,809 and sold 899,300 shares valued at $43,880,275.

Dividend income from Company common stock was $8,650,773 and $8,808,189 for the years ended December 31, 2017 and December 31, 2016, respectively.

At December 31, 2017 and December 31, 2016, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $908,576 and $1,118,005 for the years ended December 31, 2017 and December 31, 2016, respectively.

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$2,417,726,381	$2,124,618,256
Amounts allocated to deemed distributions of notes receivable from Participants	(1,364,562)	(1,343,400)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(711,990)	(646,579)

Net assets available for benefits per the Form 5500	$2,415,649,829	$2,122,628,277

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2017:

Net increase in net assets available for benefits per the financial statements	$293,108,125
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(711,990)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	646,579
Add: Net decrease in defaulted notes receivable from Participants	81,292
Less: Interest income of defaulted notes receivable from Participants	(102,454)

Total net income per the Form 5500	$293,021,552

7.	Federal Income Tax Status

The Company obtained a determination letter September 18, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. See Note 8 Subsequent Events, which states that the Company received its most recent determination letter on January 12, 2018.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

8.	Subsequent Events

The Plan was amended effective January 1, 2018, to apply provisions of a 2017 union labor contract negotiation.

The Company received its most recent determination letter on January 12, 2018.

Ameren Corporation Savings Investment Plan

SCHEDULE G, PART III - Schedule of Nonexempt Transactions

For the year ended December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value	Current value of asset	Net gain (loss) on each transaction
Fidelity Investments Institutional	Service Provider	Excess compensation paid for recordkeeping services for 2017 plan year was $173,447 - VFCP filed	$173,447	$85,388

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund	11,365,135	11,365,135
	FUTURES CASH COLLATERAL	48,000.00 Shares	48,000	48,000
	SWAP COLLATERAL USD	18,700.00 Shares	18,700	18,700

	Total Interest-bearing Cash		11,431,835	11,431,835

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	97,883,600	127,940,721
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	39,617,721	42,609,879
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio	12,947,480	12,947,480

	Total Mutual Funds		150,448,801	183,498,080

	Collective Investment Trusts
	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E	58,575,364	84,851,768
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund J	52,420,512	84,480,800
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F	72,647,827	76,228,492
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L	97,096,951	100,415,571
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund M	227,500,884	295,546,218
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Fund M	137,712,198	176,176,488
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2020 Fund L	83,161,724	93,670,373
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund L	91,823,791	105,219,271
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund L	61,792,834	72,572,730
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund M	76,767,364	97,272,356
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund L	31,416,045	34,830,799
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund M	72,405,097	73,702,768
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund L	33,671,167	40,395,580
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund L	33,083,506	40,054,168
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund L	30,725,331	37,660,693
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund L	27,242,053	33,343,382
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M	17,406,120	17,812,022
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund L	15,102,515	18,284,787
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund L	2,263,098	2,460,356

	Total Collective Investment Trusts		1,222,814,381	1,484,978,622

	Pooled Separate Account
	Massachusetts Mutual Life Ins. Co.	Separate Account #SB56	37,231,301	37,232,881

	Insurance Company Separate Accounts
	Metropolitan Life Ins Co.	Separate Account #690	23,955,127	25,173,309
	Metropolitan Life Ins Co.	Separate Account #694	40,968,295	42,053,467

	Total Insurance Company Separate Accounts		64,923,422	67,226,776

	Common Stocks
*	Ameren Corporation	4,800,695 Shares	194,108,887	283,192,998
	BROADCOM LTD	2,989 Shares	707,003	767,874
	TENCENT HOLDINGS LTD	46,932 Shares	827,256	2,438,853
	ALLERGAN PLC	6,462 Shares	1,671,871	1,057,054
	ABBOTT LABORATORIES	20,218 Shares	869,770	1,153,841
	ABBVIE INC	10,933 Shares	984,928	1,057,330
	ACTIVISION BLIZZARD INC	14,046 Shares	700,750	889,393
	ADOBE SYSTEMS INC	11,726 Shares	706,710	2,054,864
	ALBEMARLE CORP	7,862 Shares	717,141	1,005,471
	ALEXION PHARMACEUTICALS	6,688 Shares	929,027	799,818

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	ALIBABA GROUP HLD SPON AD	15,478 Shares	1,287,142	2,668,872
	ALPHABET INC CL C	2,356 Shares	1,064,436	2,465,318
	ALPHABET INC CL A	1,991 Shares	806,651	2,097,319
	AMAZON.COM INC	3,260 Shares	962,975	3,812,472
	APPLE INC	19,663 Shares	1,888,395	3,327,569
	BIOMARIN PHARMACEUTICAL	10,960 Shares	867,911	977,303
	BOEING CO	7,616 Shares	810,624	2,246,035
	BRISTOL-MYERS SQUIBB CO	27,041 Shares	1,470,954	1,657,072
	CELGENE CORP	11,733 Shares	1,167,391	1,224,456
	CHARTER COMM INC A	2,771 Shares	854,790	930,945
	CONCHO RESOURCES INC	6,459 Shares	554,889	970,271
	CONSTELLATION BRANDS CL A	3,836 Shares	662,472	876,795
	CORNING INC	8,006 Shares	253,400	256,112
	COSTCO WHOLESALE CORP	7,642 Shares	1,018,884	1,422,329
	CROWN CASTLE INTL CORP	3,928 Shares	382,816	436,047
	EOG RESOURCES INC	11,543 Shares	894,937	1,245,605
	FACEBOOK INC A	20,170 Shares	782,975	3,559,198
	FLEETCOR TECHNOLOGIES INC	5,755 Shares	763,314	1,107,435
	GOLDMAN SACHS GROUP INC	5,984 Shares	996,724	1,524,484
	ADIDAS AG	964 Shares	153,108	193,335
	HALLIBURTON CO	28,090 Shares	1,279,905	1,372,758
	HOME DEPOT INC	9,885 Shares	1,428,656	1,873,504
	ILLUMINA INC	3,899 Shares	361,776	851,893
	JPMORGAN CHASE & CO	7,100 Shares	565,231	759,274
	KERING UNSPONSORED ADR	22,185 Shares	968,663	1,044,248
	ESTEE LAUDER COS INC CL A	9,910 Shares	1,111,917	1,260,948
	MARRIOTT INTL INC A	14,035 Shares	868,976	1,904,971
	MASTERCARD INC CL A	18,382 Shares	937,985	2,782,300
	MICROSOFT CORP	32,302 Shares	1,775,016	2,763,113
	MONDELEZ INTL INC	19,578 Shares	656,222	837,938
	MONSTER BEVERAGE CORP	20,084 Shares	1,017,584	1,271,116
	NETFLIX INC	14,584 Shares	1,175,916	2,799,545
	NIKE INC CL B	26,457 Shares	812,403	1,654,885
	NVIDIA CORP	7,430 Shares	372,761	1,437,705
	PARKER HANNIFIN CORP	8,892 Shares	1,394,389	1,774,665
	PAYPAL HLDGS INC	11,284 Shares	795,522	830,728
	PRICELINE GROUP INC	742 Shares	583,170	1,289,403
	QUALCOMM INC	12,647 Shares	754,372	809,661
	RED HAT INC	11,059 Shares	596,158	1,328,186
	S&P GLOBAL INC	5,345 Shares	473,034	905,443
	SALESFORCE.COM INC	20,810 Shares	1,115,063	2,127,406
	SPLUNK INC	9,200 Shares	385,245	762,128
	TESLA INC	2,140 Shares	480,810	666,289
	TIME WARNER INC	7,627 Shares	662,393	697,642
	UNITEDHEALTH GROUP INC	5,731 Shares	1,076,702	1,263,456
	VERTEX PHARMACEUTICALS	7,014 Shares	772,343	1,051,118
	VISA INC CL A	23,190 Shares	988,633	2,644,124
	WORKDAY INC CL A	8,098 Shares	560,883	823,891
	WILLIS TOWERS WATSON PLC	17,677 Shares	2,032,227	2,663,747
	BROADCOM LTD	13,374 Shares	1,802,199	3,435,781
	JOHNSON CONTROLS INTERNAT	60,852 Shares	2,858,213	2,319,070
	ARRIS INTERNATIONAL PLC	25,153 Shares	600,091	646,181
	AERCAP HOLDINGS NV	33,414 Shares	978,690	1,757,911
	SUNCOR ENERGY INC	81,304 Shares	1,884,912	2,985,483
	TE CONNECTIVITY LTD	35,222 Shares	1,929,565	3,347,499

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	AFLAC INC	35,609 Shares	2,066,708	3,125,758
	AECOM	26,562 Shares	696,518	986,778
	AETNA INC	19,470 Shares	2,000,548	3,512,193
	AFFILIATED MANAGERS GRP	9,689 Shares	1,566,130	1,988,667
	AMERIPRISE FINANCIAL INC	22,983 Shares	2,082,143	3,894,929
	ANTHEM INC	15,503 Shares	1,998,116	3,488,330
	ASSURANT INC	11,241 Shares	896,073	1,133,542
	AVIS BUDGET GROUP	16,973 Shares	429,062	744,775
	CELANESE CORP SER A	25,909 Shares	1,665,313	2,774,336
	COMMSCOPE HOLDING CO INC	32,480 Shares	1,028,124	1,228,718
	CORNING INC	103,184 Shares	1,932,013	3,300,856
	FLEX LTD	97,627 Shares	1,635,813	1,756,310
	EOG RESOURCES INC	25,929 Shares	1,835,162	2,797,998
	GOODYEAR TIRE & RUBBER CO	45,123 Shares	1,276,328	1,457,924
	HCA HEALTHCARE INC	36,188 Shares	2,801,843	3,178,754
	HERTZ GLOBAL HOLDINGS INC	18,130 Shares	657,114	400,673
	LIBERTY INTERACTIVE CL A	78,697 Shares	1,986,838	1,921,781
	LINCOLN NATIONAL CORP	39,443 Shares	1,694,498	3,031,983
	MICROSEMI CORP	17,824 Shares	680,172	920,610
	NCR CORP	28,310 Shares	614,296	962,257
	NATIONAL OILWELL VARCO	63,110 Shares	1,784,669	2,273,222
	OWENS ILLINOIS INC	28,128 Shares	358,702	623,598
	TENNECO INC	9,926 Shares	370,844	581,068
	WESTERN DIGITAL CORP	34,866 Shares	1,701,541	2,772,893
	WESTERN UNION CO	87,117 Shares	1,520,598	1,656,094
	WHIRLPOOL CORP	12,128 Shares	2,272,093	2,045,266
	SHOPIFY INC CL A (US)	2,393 Shares	156,784	241,693
	MIMECAST LTD	27,876 Shares	758,143	799,205
	NORWEGIAN CRUISE LINE HLG	17,197 Shares	892,076	915,740
	AERIE PHARMACEUTICALS INC	9,634 Shares	554,428	575,632
	AMETEK INC NEW	15,061 Shares	776,721	1,091,471
	BLUEBIRD BIO INC	3,472 Shares	345,990	618,363
	BORGWARNER INC	11,053 Shares	576,200	564,698
	BRINKS CO	9,847 Shares	728,891	774,959
	CELANESE CORP SER A	3,552 Shares	344,585	380,348
	CHEGG INC	41,755 Shares	615,204	681,442
	CHEMOURS CO/ THE	13,910 Shares	584,398	696,335
	COGNEX CORP	8,614 Shares	295,805	526,832
	COHERENT INC	1,467 Shares	182,322	414,017
	COMERICA INC	12,680 Shares	872,166	1,100,751
	COSTAR GROUP INC	1,867 Shares	475,135	554,406
	CREE INC	7,582 Shares	264,704	281,595
	DR HORTON INC	18,572 Shares	673,289	948,472
	DARDEN RESTAURANTS INC	3,741 Shares	306,512	359,211
	DIAMONDBACK ENERGY INC	8,464 Shares	872,629	1,068,580
	E TRADE FINANCIAL CORP	19,428 Shares	846,197	963,046
	EAST WEST BANCORP INC	10,472 Shares	575,566	637,012
	FLIR SYSTEMS INC	11,685 Shares	534,888	544,755
	FMC CORP NEW	14,744 Shares	1,100,655	1,395,667
	FIRST SOLAR INC	5,230 Shares	311,743	353,130
	FIVE9 INC	19,215 Shares	258,359	478,069
	FLOOR & DECOR HLDGS CL A	5,319 Shares	226,537	258,929
	G-III APPAREL GROUP LTD	23,243 Shares	681,416	857,434
	GRUBHUB INC	10,190 Shares	529,372	731,642
	GUESS INC	36,435 Shares	613,218	615,023

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	IAC/INTERACTIVECORP	3,953 Shares	389,735	483,373
	IPG PHOTONICS CORP	3,078 Shares	414,100	659,092
	INSULET CORP	5,270 Shares	305,941	363,630
	INTER PARFUMS INC	10,338 Shares	343,646	449,186
	JOHN BEAN TECH CORP	3,616 Shares	317,435	400,653
	KENNAMETAL INC	6,679 Shares	287,150	323,330
	LULULEMON ATHLETICA INC	4,503 Shares	333,531	353,891
	LUMBER LIQUIDATORS HLDNGS	7,258 Shares	260,461	227,829
	MKS INSTRUMENTS INC	7,435 Shares	475,602	702,608
	MELCO RESORTS & ENTERTAIN	23,895 Shares	649,965	693,911
	MIDDLEBY CORP	4,544 Shares	581,675	613,213
	MOHAWK INDUSTRIES INC	2,193 Shares	472,914	605,049
	NEKTAR THERAPEUTICS	5,989 Shares	190,672	357,663
	NEUROCRINE BIOSCIENCES	4,754 Shares	337,272	368,863
	OLIN CORP	6,835 Shares	247,078	243,189
	ON ASSIGNMENT INC	5,897 Shares	289,301	379,000
	OWENS CORNING INC	5,376 Shares	411,219	494,269
	POLARIS INDUSTRIES INC	4,563 Shares	536,270	565,766
	RADIAN GROUP INC	28,792 Shares	596,280	593,403
	RINGCENTRAL INC CL A	13,693 Shares	311,269	662,741
	SVB FINL GROUP	2,493 Shares	544,459	582,789
	SANTANDER CONSMR USA HLDG	32,675 Shares	546,196	608,409
	SERVICENOW INC	3,595 Shares	203,311	468,752
	SKECHERS USA INC CL A	18,149 Shares	609,491	686,758
	SPLUNK INC	4,390 Shares	356,118	363,668
	SQUARE INC CL A	16,357 Shares	207,353	567,097
	STEEL DYNAMICS INC	11,332 Shares	439,961	488,749
	TAKE-TWO INTERACTV SOFTWR	2,264 Shares	120,486	248,542
	TELADOC INC	23,366 Shares	784,874	814,305
	TERADYNE INC	24,109 Shares	821,833	1,009,444
	TEREX CORP	10,060 Shares	335,706	485,093
	TRACTOR SUPPLY CO.	2,740 Shares	198,975	204,815
	TRANSUNION	8,592 Shares	320,096	472,216
	TRIMBLE INC	15,962 Shares	474,570	648,696
	2U INC	12,255 Shares	516,356	790,570
	US CONCRETE INC C NEW	6,242 Shares	366,780	522,143
	UNIVERSAL DISPLAY CORP	12,234 Shares	816,330	2,112,200
	VAIL RESORTS INC	3,148 Shares	454,673	668,856
	VOCERA COMMUNICATIONS INC	25,372 Shares	444,646	766,742
	WABCO HOLDINGS INC	6,406 Shares	798,955	919,261
	WELLCARE HEALTH PLANS INC	5,138 Shares	510,260	1,033,303
	WYNN RESORTS LTD	5,029 Shares	592,837	847,839
	YUM CHINA HOLDINGS INC	13,565 Shares	488,255	542,871
	ZEBRA TECH CORP CL A	5,597 Shares	594,200	580,969
	ZIONS BANCORP	19,371 Shares	748,959	984,628
	HORIZON PHARMA PLC	53,900 Shares	674,466	786,940
	OM ASSET MANAGEMENT PLC	23,207 Shares	396,691	388,717
	AXALTA COATING SYS LTD	18,200 Shares	517,493	588,952
	FIRSTSERVICE CORP (US)	7,705 Shares	176,765	538,734
	ENCOMPASS HEALTH CORP	16,086 Shares	572,276	794,809
	ABIOMED INC	4,530 Shares	313,724	848,967
	ADTALEM GLOBAL EDUCATION	20,767 Shares	492,539	873,252
	AFFILIATED MANAGERS GRP	3,312 Shares	488,690	679,788
	ARISTA NETWORKS INC	2,679 Shares	205,985	631,119
	BWX TECHNOLOGIES INC	25,681 Shares	1,027,009	1,553,444

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	BALL CORP	27,310 Shares	1,021,834	1,033,684
	BANK OF THE OZARKS INC	20,620 Shares	890,036	999,039
	BOOZ ALLEN HAMILTON CL A	27,733 Shares	691,039	1,057,459
	CBOE GLOBAL MARKETS INC	6,290 Shares	252,192	783,671
	CSRA INC	16,900 Shares	471,621	505,648
	CABLE ONE INC W/I	450 Shares	212,769	316,508
	CAMBREX CORP	14,692 Shares	701,134	705,216
	CARRIZO OIL & GAS INC	9,190 Shares	418,612	195,563
	CELANESE CORP SER A	8,670 Shares	444,563	928,384
	CHARLES RIVER LABS INTL	7,810 Shares	858,700	854,805
	COHERENT INC	2,050 Shares	522,606	578,551
	COLLIERS INTL GRP INC	160 Shares	5,853	9,657
	COLLIERS INTL GROUP (US)	6,054 Shares	164,523	365,359
	COPART INC	40,640 Shares	1,084,133	1,755,242
	COSTAR GROUP INC	4,932 Shares	662,703	1,464,557
	DEXCOM INC	11,270 Shares	694,842	646,785
	DIAMONDBACK ENERGY INC	5,650 Shares	425,525	713,313
	DOMINOS PIZZA INC	6,590 Shares	1,281,181	1,245,246
	DUN & BRADSTREET DEL NEW	3,887 Shares	444,470	460,260
	EAST WEST BANCORP INC	6,850 Shares	386,387	416,686
	ENCORE CAP GROUP INC	14,439 Shares	506,430	607,882
	EURONET WORLDWIDE INC	7,890 Shares	667,893	664,890
	EXACT SCIENCES CORP	9,879 Shares	123,479	519,043
	FIRSTCASH INC	11,011 Shares	548,580	742,692
	FIRSTSERVICE CORP	120 Shares	5,710	8,394
	GLAUKOS CORP	11,522 Shares	380,366	295,539
	GRAND CANYON EDUCATION	10,450 Shares	705,244	935,589
	GUIDEWIRE SOFTWARE INC	13,702 Shares	581,480	1,017,511
	HEICO CORP CL A	10,257 Shares	451,146	810,816
	HEXCEL CORPORATION	12,930 Shares	544,355	799,721
	HILTON GRAND VACATIONS	19,317 Shares	756,878	810,348
	IDEXX LABS INC	3,596 Shares	411,882	562,342
	ISHARES RUSSEL MIDCP GRWT	2,940 Shares	335,022	354,682
	ISHARES RUSSELL 2000 GR E	6,950 Shares	1,223,742	1,297,565
	JONES LANG LASALLE INC	5,017 Shares	560,321	747,182
	J2 GLOBAL INC	6,816 Shares	357,035	511,404
	LIGAND PHARMACEUTICALS	7,466 Shares	577,452	1,022,319
	LIVE NATION ENTERTAINMENT	18,800 Shares	704,485	800,316
	MARTIN MARIETTA MATERIALS	5,180 Shares	969,101	1,144,987
	MAXLINEAR INC	23,114 Shares	585,950	610,672
	MAXIMUS INC	12,820 Shares	712,863	917,656
	MICHAELS COS INC	34,854 Shares	746,532	843,118
	MIDDLEBY CORP	7,924 Shares	790,458	1,069,344
	NATIONAL INSTRUMENT CORP	14,235 Shares	519,581	592,603
	NICE LTD SPON ADR	4,730 Shares	415,803	434,734
	NU SKIN ENTERPRISES CL A	4,817 Shares	209,986	328,664
	REPLIGEN	10,595 Shares	341,286	384,387
	ROGERS CORP	6,380 Shares	948,309	1,033,050
	SITEONE LANDSCAPE SUPPLY	8,350 Shares	281,561	640,445
	SIX FLAGS ENTERTAINMENT	19,440 Shares	837,279	1,294,121
	TAKE-TWO INTERACTV SOFTWR	8,000 Shares	333,171	878,240
	TELEDYNE TECHNOLOGIES INC	4,480 Shares	819,605	811,552
	TORO CO	6,351 Shares	220,142	414,276
	TRACTOR SUPPLY CO.	8,930 Shares	617,863	667,518
	TRANSUNION	16,120 Shares	612,237	885,955

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	2U INC	12,248 Shares	247,146	790,118
	UNIVERSAL ELECTRONICS INC	10,050 Shares	668,877	474,863
	VAIL RESORTS INC	2,530 Shares	411,876	537,549
	VANTIV INC	14,019 Shares	483,111	1,031,097
	VEEVA SYS INC CL A	12,470 Shares	438,097	689,342
	VIRTU FINANCIAL INC CL A	21,604 Shares	438,795	395,352
	WEST PHARMACEUTICAL SVCS	5,870 Shares	534,760	579,192
	WEX INC	7,780 Shares	871,950	1,098,768
	YELP INC	18,590 Shares	809,738	780,035

	Total Common Stocks		370,286,082	537,663,850

	U.S. Government Securities
	USTN 1.75% 09/30/22	3,490,000 Shares	3,441,576	3,419,645
	FHLG 30YR 3% 03/45#G08631	820,000 Shares	600,721	602,460
	FHLG 30YR 3.5% 11/47#G08788	600,000 Shares	610,674	612,333
	FHLG 30YR 3% 06/46#Q41083	1,000,000 Shares	928,333	922,656
	FNMA 30YR 3% 02/48 #TBA	965,000 Shares	959,421	964,024
	FNMA 30YR 3.5% 02/48 #TBA	3,235,000 Shares	3,305,766	3,317,429
	FNMA 30YR 4% 02/48 #TBA	1,390,000 Shares	1,447,880	1,451,982
	FNMA 30YR 4.5% 02/48 #TBA	1,015,000 Shares	1,076,217	1,078,644
	FNMA 30YR 4% 03/45#AS4630	790,000 Shares	431,534	425,638
	FNMA 30YR 4.0% 07/45#AS5380	870,000 Shares	565,589	554,277
	FNMA 3.5% 09/45#AS5722	335,000 Shares	245,419	240,793
	FNMA 30YR 3.5% 05/46#AS7245	335,000 Shares	290,406	282,108
	FNMA 30YR 3.5% 06/46#AS7348	680,000 Shares	585,058	582,453
	FNMA 30YR 3.5% 07/46#AS7544	1,140,000 Shares	1,047,922	1,054,917
	FNMA 30YR 3% 08/46#AS7737	670,000 Shares	643,030	620,219
	FANNIEMAE 30YR 3% 10/46#AS8186	675,000 Shares	648,776	627,525
	FNMA 30YR 3.0% 5/43#AT2722	525,000 Shares	341,936	329,708
	FNMA 30YR 4.0% 12/01/44#AX4873	652,928 Shares	378,930	374,255
	FNMA 5.00% 5/38 #983077	3,730,000 Shares	213,863	209,833
	FNMA 30YR 3.5% 01/01/45#MA2163	800,000 Shares	512,083	510,040
	FNMA 30YR 4% 12/01/45#MA2484	755,000 Shares	570,062	559,307
	FNMA 30YR 3% 11/46#MA2806	235,000 Shares	225,019	218,747
	FNMA 30YR 4% 11/46#MA2808	660,000 Shares	563,105	564,718
	FNMA 30YR 4% 07/47#MA3058	600,000 Shares	597,350	596,917

	Total U.S. Government Securities		20,230,669	20,120,627

	Corporate debt securities
	TELENET FINANCE 5.5% 1/28 144A	200,000 Shares	200,000	199,500
	UBS 7.125 PERP-20 AT1 7%	200,000 Shares	210,500	212,360
	AFLAC INC 6.45% 8/15/40	61,000 Shares	76,431	83,536
	AT&T INC 3.8% 03/15/22	490,000 Shares	502,404	506,347
	AGRIUM INC 3.375% 03/15/25	200,000 Shares	194,888	200,880
	AIRBUS SE 3.15% 04/10/27 144A	350,000 Shares	352,796	351,004
	ALLSTATE CORP 5.75 8/53	175,000 Shares	189,870	190,925
	ALTRIA GROUP INC 2.85% 8/09/22	150,000 Shares	148,557	150,964
	AMERICAN AXLE 6.625% 10/15/22	100,000 Shares	103,690	103,750
	AMERICAN EXPRESS 5.2% VAR PERP	185,000 Shares	187,334	190,088
	AMERICAN TOWER CORP 5% 2/24	195,000 Shares	211,123	213,555
	ANHEUSER-BUSCH 3.65% 2/1/26	300,000 Shares	309,990	309,516
	APPLE INC 3.85% 5/4/43	150,000 Shares	136,974	155,703
	ASHTEAD CAP 4.125% 8/25 144A	30,000 Shares	30,000	30,300
	AUTONATION INC 4.5% 10/01/25	175,000 Shares	185,115	183,104
	BAE SYSTEMS 3.85% 12/25 144A	135,000 Shares	133,407	139,968

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	BNP PARIBAS VR 7.375% PRP 144A	200,000 Shares	225,500	231,000
	BNP PARIBAS 4.375 5/12/26 144A	300,000 Shares	304,305	313,618
	BP CAPITAL MKTS 2.52% 9/19/22	160,000 Shares	160,000	159,183
	BAKER HUG 2.773% 12/15/22 144A	185,000 Shares	185,000	184,732
	BANCO SANTANDER SA 3.8% 02/28	200,000 Shares	199,078	199,967
	BANK OF AMR CORP 6.3% VAR PERP	140,000 Shares	145,832	158,200
	BANK AMER FDG CORP 4% 04/01/24	238,000 Shares	247,773	251,545
	BANK AMER CORP 4.25% 10/22/26	105,000 Shares	105,044	110,623
	BOA 3.419%/VAR 12/20/28 144A	567,000 Shares	565,978	566,947
	BANK NEW YORK 4.950/ VAR PERP	120,000 Shares	125,013	124,206
	BARCLAYSPLC 3.65% 03/16/25	310,000 Shares	304,264	309,447
	BED BATH & BEYOND 5.165% 08/44	175,000 Shares	160,477	153,824
	BUNGE LTD FIN 3.25% 8/15/26	225,000 Shares	222,952	214,967
	COMMUNITY HLTH 5.125 8/21	175,000 Shares	175,156	157,500
	CNA FINANCIAL CORP 3.45% 08/27	185,000 Shares	184,932	182,255
	CAPITAL ONE FIN PERP	180,000 Shares	184,894	186,300
	CAPITAL ONE BK 3.375% 2/15/23	245,000 Shares	244,329	247,383
	CHEMOURS CO 5.375% 05/15/2027	85,000 Shares	85,725	87,975
	CHENIERE CORPUS 5.125% 06/27	60,000 Shares	60,263	62,064
	CITIGROUP INC 4.5% 1/14/22	320,000 Shares	345,442	340,365
	CITIGROUP INC 3.75% 06/16/24	145,000 Shares	149,828	150,368
	CITIGROUP 4.3% 11/26	210,000 Shares	212,691	219,542
	CITIGROUP INC 6.25%/VAR PERP	110,000 Shares	114,659	121,330
	CITIGROUP 3.2% 10/21/26	155,000 Shares	149,030	153,746
	COMCAST CORP 6.4% 5/15/38	140,000 Shares	179,357	188,920
	CONOCOPHILLIPS 6.5% 2/01/39	70,000 Shares	88,362	97,889
	CONSTELATION ENERGY5.15% 12/20	125,000 Shares	138,075	133,095
	RABOBK NEDERLND 3.95% 11/09/22	320,000 Shares	335,853	333,587
	CROWN CASTLE 3.7% 6/15/26	90,000 Shares	89,726	89,915
	CUMMINS INC 4.875% 10/01/43	120,000 Shares	132,666	143,736
	DEERE JOHN CAPIT 2.65% 6/24/24	315,000 Shares	315,287	311,933
	DEUTSCHE AG NY 4.875/VAR 12/32	280,000 Shares	279,933	277,312
	DISCOVER FIN SV 5.2% 4/22	140,000 Shares	154,098	150,673
	DOMTAR CORP 6.75% 02/15/44	130,000 Shares	141,254	150,213
	EBAY INC 3.8% 03/09/2022	205,000 Shares	207,502	212,784
	ENSCO PLC 5.2% 3/15/25	125,000 Shares	96,250	106,250
	EXELA INTER/FIN 10% 07/23 144A	75,000 Shares	75,000	72,938
	FEDEX CORP 3.25% 04/01/2026	190,000 Shares	191,276	191,400
	FIRSTENERGY 4.35% 01/25 144A	130,000 Shares	135,715	137,117
	FORD MTR CR CO 3.81% 01/09/24	210,000 Shares	210,746	214,338
	FRONTIER COMM 8.5% 4/15/20	32,000 Shares	34,352	26,560
	GE CAP INTL 4.418% 11/15/35	265,000 Shares	281,883	286,598
	GENERAL ELECTRIC 5.0%/VAR PERP	599,000 Shares	559,068	618,468
	GENERAL MTRS FIN 5.75/VAR PERP	30,000 Shares	31,163	31,110
	GENWORTH HLDGS 4.8% 02/15/24	105,000 Shares	90,979	89,250
	GLENCORE 3.875% 10/27 144A	185,000 Shares	183,426	182,551
	GSINC 5.25% 7/27/21	105,000 Shares	115,308	113,787
	GOLDMAN SACHS GP 5.75% 1/24/22	710,000 Shares	809,955	787,182
	GOLDMAN SCHS GRP INC 4% 3/3/24	205,000 Shares	216,251	215,030
	GOLDMAN SACHS GROUP STEP PERP	120,000 Shares	122,247	127,500
	HCA INC 5.5% 06/15/47	55,000 Shares	55,000	54,863
	HSBC HOLDINGS 4.375% 11/23/26	200,000 Shares	208,794	208,747
	HARMAN INTL IND 4.15% 05/15/25	115,000 Shares	115,539	118,877
	HEINEKEN NV 3.5% 01/29/28 144A	210,000 Shares	212,348	214,178
	HERTZ CORP 7.625% 6/1/22 144A	70,000 Shares	70,688	73,325

7

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	HEXION US FIN 6.625% 4/20	130,000 Shares	118,431	116,675
	ING GROEP NV 3.95% 03/29/27	200,000 Shares	199,738	208,446
	INTEL CORP 3.15% 05/11/27	245,000 Shares	246,043	249,783
	INTL PAPER CO GLB 8.7 6/15/38	110,000 Shares	153,496	166,270
	JPMC CO 4.5% 1/24/22	400,000 Shares	434,100	427,972
	JPM CHASE 6.75% PERP	315,000 Shares	346,826	356,738
	JPMORGAN CHASE 2.95% 10/01/26	155,000 Shares	148,269	152,205
	JPMC CO 4.26/VAR 02/22/48	210,000 Shares	221,645	227,295
	JEFFERIES GROUP 4.85% 1/15/27	175,000 Shares	178,538	185,999
	KEYCORP 5/VAR PERP	195,000 Shares	197,759	200,850
	KRAFT HEINZ CO 4.375% 6/1/46	255,000 Shares	250,585	252,364
	LYB INTL FIN BV 4.0% 07/15/23	235,000 Shares	248,169	245,957
	LAND O LAKES INC 8% PERP 144A	125,000 Shares	125,000	140,000
	LAZARD GROUP LLC 3.625% 3/1/27	280,000 Shares	280,007	279,342
	LEVEL 3 FIN INC 5.25% 03/15/26	90,000 Shares	90,000	88,340
	LIBERTY MUTUAL 4.95% 5/22 144A	405,000 Shares	441,503	436,959
	LIFEPOINT HEALTH 5.375% 5/1/24	60,000 Shares	60,038	58,800
	LINCOLN NATIONAL 3.35% 3/9/25	200,000 Shares	199,605	201,703
	LOWES COS INC 3.1% 05/03/2027	210,000 Shares	210,263	210,681
	METLIFE INC 5.25/VAR PERP	195,000 Shares	202,473	201,948
	MICROSOFT 3.3% 02/06/27	300,000 Shares	305,420	309,363
	MDAMERICAN ENR 6.125% 4/01/36	156,000 Shares	188,308	209,171
	MILLICOM 5.125% 1/15/28 144A	80,000 Shares	80,563	80,000
	MORGAN STANLEY 4% 07/23/25	205,000 Shares	216,309	214,594
	MORGAN STANLEY 5.5% 7/28/21	195,000 Shares	222,984	213,277
	MORGAN STANLEY 3.95% 04/23/27	615,000 Shares	604,635	624,342
	NABORS IND 5.5% 01/15/23	170,000 Shares	169,740	164,900
	NBCUNIVERSAL MEDIA 2.875% 1/23	175,000 Shares	180,623	176,750
	NBCUNIVERSAL ME 4.45% 1/15/43	105,000 Shares	104,285	114,479
	NORDEA BANK AB 6.125 PERP 144A	200,000 Shares	205,960	215,300
	NORTHERN TR CRP 3.95% 10/30/25	200,000 Shares	214,477	211,825
	NOVA CHEMICALS 5.25% 8/23 144A	105,000 Shares	108,413	108,019
	O REILLY AUTOMO 4.875% 1/14/21	205,000 Shares	221,152	217,675
	OCCIDENTAL PETE 3.4% 4/15/26	180,000 Shares	183,855	184,294
	1011778 BC 5% 10/15/25 144A	45,000 Shares	45,000	45,338
	OWENS CORNING 4.2% 12/15/22	200,000 Shares	205,808	209,683
	PNC FIN SERVICES 3.15% 5/19/27	215,000 Shares	216,160	215,672
	PETRO-CANADA 6.8% 5/15/38	105,000 Shares	136,072	144,614
	PEMEX 5.375% 03/13/22 144A	130,000 Shares	129,280	137,800
	PIEDMONT OPERTG 4.45% 03/15/24	120,000 Shares	123,422	124,875
	PRINCIPAL FN GR 4.75%/VAR 5/55	245,000 Shares	247,247	250,880
	PRUDENTIAL FN 5.2%/VAR 3/15/44	210,000 Shares	213,631	223,650
	QUALCOMM INC 2.1% 05/20/20	140,000 Shares	140,179	139,402
	QUEST DIAGNOSTI 4.25% 04/01/24	200,000 Shares	210,871	211,427
	QWEST CORP 6.75% 12/01/21	285,000 Shares	317,854	306,911
	ROCKWELL COLLINS 3.5% 03/15/27	305,000 Shares	306,874	310,457
	ROYAL BK SC 6.1% 6/10/23	105,000 Shares	113,881	115,606
	SES 3.6% 04/04/23 144A	95,000 Shares	97,425	95,200
	SABINE PASS LQ 5.875% 06/30/26	80,000 Shares	89,600	89,856
	SCHWAB CHARLES 2.65% 01/25/23	375,000 Shares	374,400	374,717
	SIEMENS FINA 3.4% 3/16/27 144A	250,000 Shares	248,283	254,673
	SMITHFIELD FD 4.25% 2/27 144A	190,000 Shares	193,231	194,977
	STATE STREET 5.25% VAR PERP	120,000 Shares	126,500	125,856
	SUNOCO LOGISTICS 4% 10/01/27	150,000 Shares	148,824	147,039
	SUNTRUST BANK 2.45% 8/01/22	310,000 Shares	310,254	305,635

8

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	SUNTRUST BANKS 5.05%/VAR PERP	185,000 Shares	185,774	187,313
	SYMETRA 4.25% 07/15/24	105,000 Shares	106,882	106,586
	SYSCO CORP 3.3% 07/15/2026	195,000 Shares	195,267	196,171
	TARGA RES LP/FI 4.25% 11/15/23	60,000 Shares	57,825	59,325
	TELEFONICA EMISION 4.103% 3/27	300,000 Shares	306,716	309,903
	TEVA PHARM NE 3.15% 10/01/26	140,000 Shares	139,628	115,559
	TEXAS INSTRUMENTS 2.9% 11/27	190,000 Shares	187,802	189,313
	TIME WARNER INC 3.875% 1/15/26	170,000 Shares	170,849	171,579
	TYSON FOODS INC 3.95% 08/15/24	160,000 Shares	163,694	168,233
	UNITED HEALTH 4.75% 7/15/45	150,000 Shares	157,040	177,020
	UNUM GROUP 4% 03/15/24	175,000 Shares	182,593	182,197
	VALEANT PHARM 5.5% 11/25 144A	110,000 Shares	111,238	111,925
	VERIZON COMM 4.125% 8/15/46	165,000 Shares	157,465	152,290
	VOYA FIN INC 3.65% 6/15/26	120,000 Shares	119,650	121,324
	WELLS FARGO MTN 4.6% 4/01/21	345,000 Shares	373,173	366,599
	WESTERN DIGI 7.375% 4/23 144A	125,000 Shares	130,709	134,844
	WESTPAC BKG NZ 5%/VAR PERP	195,000 Shares	194,999	194,418
	WILLIS NORTH AMER 3.6% 5/15/24	110,000 Shares	109,904	111,802
	WOODSIDE FIN 3.65% 3/5/25 144A	140,000 Shares	135,663	140,817
	XLIT LTD 4.45% 03/31/2025	220,000 Shares	218,954	224,965
	SPRINT SPECTRM 3.36% 3/23 144A	200,000 Shares	199,996	201,249

	Total Corporate debt securities		28,869,174	29,168,729

	Other Debt Securities
	REP HONDURAS 8.75% 12/20 144A	200,000 Shares	225,000	224,090
	GERMANY GOVT 0.25% 2/15/27 RGS	430,000 Shares	476,991	510,751
	EGYPT REP 6.125% 1/31/22 144A	200,000 Shares	208,250	209,210
	SRI LANKA GVT 6.125% 6/25 144A	200,000 Shares	210,250	211,410
	MUNICIPAL ELE GA 7.055% 4/1/57	100,000 Shares	108,838	123,238
	ALLYA 2017-3 A4 2.01% 03/22	325,000 Shares	324,984	322,770
	AMERICAN AIR 5.6% 01/15/22	91,968 Shares	96,357	95,040
	AMERICAN AIR_L 3.575% 07/15/29	161,771 Shares	164,400	164,699
	AMXCA 2017-1 A 1.93% 09/22	340,000 Shares	340,375	338,434
	BACCT 2017-A1 A1 1.95% 08/22	320,000 Shares	319,908	318,569
	BACM 2015-UBS7 D 3.167% 9/48	160,000 Shares	117,675	131,125
	BANK 2017-BNK4 A4 3.625% 05/50	280,000 Shares	289,432	291,214
	BAYV 2006-D 1A3 5.932% 12/36	82,572 Shares	81,953	83,653
	CD 2017-CD5 A4 3.431% 08/50	200,000 Shares	208,328	205,118
	CWALT 2003-J3 1A3 5.25% 11/33	104,161 Shares	105,398	105,248
	COMET 2016-A4 A4 1.33% 6/15/22	540,000 Shares	531,816	533,295
	CCCIT 2014-A1 A1 2.88% 01/23	375,000 Shares	383,921	381,734
	CCCIT 2014-A6 A6 2.15% 07/21	305,000 Shares	307,633	305,316
	CCCIT 2017-A8 A8 1.88% 8/8/22	275,000 Shares	274,968	272,425
	COLD 2017-ICE3 A 1ML+1 4/36	310,000 Shares	310,969	310,768
	CAH 14-1A B 1ML+135 05/31	350,000 Shares	338,297	350,812
	CSH 16-1A D 1193476+3.1% 07/33	145,000 Shares	145,000	148,582
	COMM 2016-STAV B 0% 10/34 144A	210,000 Shares	210,000	210,520
	DNKN 15-1A A2II 3.98% 02/45 14	301,475 Shares	309,701	307,719
	DCENT 2012-A6 A6 1.67% 01/22	475,000 Shares	474,499	472,312
	DCENT 2015-A2 A 1.9% 10/22	115,000 Shares	114,645	114,320
	DCENT 2017-A2 A2 2.39% 07/24	185,000 Shares	184,913	184,971
	DPABS 17-1A A2II 3.082% 07/47	224,438 Shares	224,438	221,973
	FITAT 2017-1 A3 2.03% 02/22	310,000 Shares	309,992	307,756
	FSMT 2017-2 A5 3.50% 10/47	238,066 Shares	241,637	240,586
	FORDR 14-1 A 2.26% 11/25	300,000 Shares	302,391	300,610

9

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GPPT 2014-GPP A 1ML+120 02/27	112,497 Shares	112,568	112,510
	GSMS 2015-GC32 D 3.345% 07/48	145,000 Shares	105,601	119,974
	IHSFR 15-SFR1 A 1ML+140 03/32	203,618 Shares	204,763	204,061
	IHSFR 17-SFR2 A 1ML+85 12/36	144,394 Shares	144,394	144,858
	JPMBB 13-C12 A5 3.6637% 07/45	485,000 Shares	511,978	506,323
	JPMCC 17-JP5 A5 3.7232% 03/50	260,000 Shares	266,703	272,339
	JPMCC 17-MAUI A 1ML+83 07/34	255,000 Shares	255,000	255,161
	MSBAM 15-C22 D 4.24368% 05/46	140,000 Shares	111,464	120,745
	MSBAM 14-C16 D CSTR 06/47	165,000 Shares	135,294	145,419
	NRART 16-T1 DT1 4.3768% 06/49	110,000 Shares	110,000	110,129
	NRART 17-T1 DT1 4.0024% 02/51	185,000 Shares	184,999	185,413
	NRZT 2017-6A A1 4% 08/57	255,693 Shares	264,319	262,436
	NAROT 2016-A A3 1.34% 10/15/20	300,000 Shares	299,379	298,626
	OMART 2016-T2 DT2 4.45% 08/49	225,000 Shares	225,000	224,978
	SEMT 17-CH2 A10 4% 12/47	305,476 Shares	312,376	311,019
	SCOT 2017-2 A4 3.5% 10/47 144A	332,162 Shares	340,882	340,633
	SWH 17-1 A 1ML+95 01/35	244,108 Shares	244,108	245,088
	BELL 16-1A A2II 4.377% 05/46 1	123,438 Shares	129,783	127,341
	TAH 17-SFR1 A 2.716% 09/34	180,000 Shares	179,995	177,772
	WFRBS 2012-C10 A3 2.875% 12/45	250,000 Shares	252,822	250,945
	WFCM 2015-C29 A4 3.637% 06/48	300,000 Shares	306,633	311,771
	WFCM 2015-C30 D VAR 09/58 144A	115,000 Shares	92,746	103,364
	WFCM 2016-C32 A4 3.56% 01/59	295,000 Shares	307,376	304,761
	WOART 16-B A3 1.3% 2/22	160,000 Shares	158,400	158,437
	US 10YR NOTE (CBT)MAR18 TYH8	3 Shares	—	1,875
	US LONG BOND(CBT) MAR18 USH8	1 Shares	—	281
	US ULTRA BOND CBT MAR18 WNH8	9 Shares	—	4,398
	US 5YR NOTE(CBT)FUT MAR18 FVH8	2 Shares	—	188
	CITI CDX 29 BP FIX 12/22 ICE	— Shares	—	(639)

	Total Other Debt Securities		13,199,542	13,298,474

	Notes Receivable
* / **	Participants	Participant Loans	33,826,437	33,826,437

			$ 1,953,261,644	$ 2,418,446,311

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2028.

10

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

By: Ameren Administrative Committee (Administrator)

By	/s/ Marla J. Langenhorst
Marla J. Langenhorst Member of the Administrative Committee

October 27, 2023

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm